Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated November 23, 2011

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change.

Merrill Lynch & Co.
January , 2012

Units

Capped Leveraged Index Return Notes®

Linked to the Copper Spot Price due March , 2013

$10 principal amount per unit

Pricing Date* January , 2012

Settlement Date* January , 2012

Maturity Date* March , 2013

CUSIP

Capped Leveraged Index Return Notes®

• The notes have a maturity of approximately 14 months

• The notes provide 2-to-1 upside exposure to any increase in the Copper Spot Price, subject to a cap of between 22% and 26%

• 1-to-1 downside exposure to decreases in the level of the Copper Spot Price below the Threshold Value, with up to 90% of the principal amount at risk

• Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

• No periodic interest payments

• No listing on any securities exchange

Enhanced Return

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Summary

The Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March     , 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide a leveraged return for investors, subject to a cap, if the level of the Copper Spot Price (as defined below) increases moderately from the Starting Value to the Ending Value. Investors must be willing to forgo interest payments on the notes and be willing to accept a return that is capped or a repayment that will be less, and potentially significantly less, than the Original Offering Price if the Ending Value is less than the Threshold Value.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The London Metal Exchange second ring official reference price for cash settled Copper Grade A contracts (the “Copper Spot Price”) (Bloomberg symbol: “LOCADY Index”)
Starting Value:	The Copper Spot Price on the pricing date, subject to the Starting Value Commodity Based Market Measure Disruption Calculation, as more fully described on page S-28 of product supplement LIRN-2
Ending Value:

The Copper Spot Price on the scheduled calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-7) occurs on the scheduled calculation day, the Ending Value will be determined as more fully described on page S-25 of product supplement LIRN-2.

Threshold Value:	90% of the Starting Value, rounded to two decimal places.
Participation Rate:	200%
Capped Value:	$12.20 to $12.60 per unit, which represents a return of 22% to 26% over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date.
Calculation Agent:	MLPF&S, a subsidiary of BAC.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

.

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

This graph reflects the returns on the notes at maturity, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value and a Capped Value of $12.40 (a 24% return), the midpoint of the Capped Value range of $12.20 to $12.60. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in copper, as measured by the Copper Spot Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Hypothetical Redemption Amounts

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

The following table illustrates, for a Starting Value of 100 and a range of Ending Values:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the notes; and

▪	the total rate of return to holders of the notes.

The table and examples are based on the Participation Rate of 200%, a Threshold Value equal to 90% of the Starting Value, and a Capped Value of $12.40.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$6.00		-40.00%
60.00		-40.00%	$7.00		-30.00%
70.00		-30.00%	$8.00		-20.00%
80.00		-20.00%	$9.00		-10.00%
90.00	(1)	-10.00%	$10.00		0.00%
95.00		-5.00%	$10.00		0.00%
97.50		-2.50%	$10.00		0.00%
100.00	(2)	0.00%	$10.00		0.00%
102.50		2.50%	$10.50		5.00%
105.00		5.00%	$11.00		10.00%
110.00		10.00%	$12.00		20.00%
120.00		20.00%	$12.40	(3)	24.00%
124.00		24.00%	$12.40		24.00%
130.00		30.00%	$12.40		24.00%
140.00		40.00%	$12.40		24.00%
150.00		50.00%	$12.40		24.00%

(1)	This is the hypothetical Threshold Value.

(2)

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely Starting Value for the Copper Spot Price. For recent actual levels of the Copper Spot Price, see “The Copper Spot Price” section below.

(3)	The Redemption Amount per unit of the notes cannot exceed the hypothetical Capped Value of $12.40, which is the midpoint of the Capped Value range of $12.20 to $12.60.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Example 1: The Ending Value is 80% of the Starting Value:

Starting Value:      100

Ending Value:         80

Threshold Value:    90

$10 –	[	$10 ×	(90 – 80)	]	= $9.00
100

Redemption Amount (per unit) = $9.00

Example 2: The Ending Value is 95% of the Starting Value:

Starting Value:     100

Ending Value:        95

Threshold Value:   90

Redemption Amount (per unit) = $10.00 (If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.)

Example 3: The Ending Value is 105% of the Starting Value:

Starting Value:    100

Ending Value:     105

$10 +	[	$10 × 200% ×	(105 – 100)	]	= $11.00
100

Redemption Amount (per unit) = $11.00

Example 4: The Ending Value is 140% of the Starting Value:

Starting Value:    100

Ending Value:     140

$10 +	[	$10 × 200% ×	(140 – 100)	]	= $18
100

Redemption Amount (per unit) = $12.40 (The Redemption Amount cannot be greater than the Capped Value.)

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Additional Risk Factors” section below and the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in copper.

▪	You must rely on your own evaluation of the merits of an investment linked to the Copper Spot Price.

▪

In seeking to provide you with what we believe to be competitive terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes described on page TS-7. The price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Copper Spot Price.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes to our credit ratings are expected to affect the value of the notes.

▪	Ownership of the notes will not entitle you to any rights with respect to copper or any related futures contracts.

▪	The Copper Spot Price may change unpredictably, affecting the value of the notes in unforeseeable ways.

▪	Suspensions or disruptions of market trading in copper and futures contracts may adversely affect the value of the notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Trading in copper and related futures and options by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Material U.S. Federal Income Tax Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Risk Factors

There are risks associated with investing in copper or copper-linked notes.

The Copper Spot Price is derived from an exchange-traded principals’ market, specifically the London Metal Exchange (the “LME”). Certain features of U.S. futures markets are not present in the context of trading on the LME. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Copper prices are primarily responsive to global supply and demand. Key factors that may influence prices are the size and availability of copper stockpiles, as well as economic conditions in the countries that are the principal consumers of copper, including the United States and China. Copper is an excellent conductor of electricity; as such, one of its main industrial uses is for the production of cable, wire and electrical products for both the electrical and building industries. The construction industry also accounts for copper’s second largest usage in such areas as pipes for plumbing, heating and ventilating as well as building wire and sheet metal facings. Accordingly, reduced demand in these and other industries in which copper is used could reduce the value of the notes.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Copper Spot Price.

The price movements in the Copper Spot Price may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for copper that have more distant delivery dates than the Copper Spot Price. The prices for these distant-delivery futures contracts may not increase to the same extent as the Copper Spot Price, or may decrease to a greater extent, which may adversely affect the value of the notes.

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Changes in the methodology used to calculate the Copper Spot Price or changes in laws or regulations may affect the value of the notes.

The copper committee of the LME may make recommendations to the executive committee of the LME as to contract specifications, trading procedures, delivery points and policy issues related to the trading of copper contracts on the LME in a way that may adversely affect the Copper Spot Price and the value of the notes. The copper committee and the LME have no obligation to consider your interests. The LME also may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Copper Spot Price. Any change of this kind could cause a decrease in the Copper Spot Price, which would adversely affect the value of the notes.

In addition, the price of copper could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Copper Spot Price and, as a result, could adversely affect the value of the notes.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Copper Spot Price will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Copper Spot Price decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the notes will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Copper Spot Price with no expectation of the benefits of owning copper or any related futures contracts.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the Copper Spot Price will decrease from the Starting Value to the Ending Value or that the Copper Spot Price will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning copper or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

The provisions of this section supersede and replace the definitions of “Market Measure Business Day” and “Market Disruption Event” set forth in product supplement LIRN-2.

Market Measure Business Day

A “Market Measure Business Day” means any day on which the LME or any successor thereto is scheduled to determine the Copper Spot Price.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the calculation agent:

(A)	the suspension of or material limitation on trading in copper, or futures contracts or options related to copper, on the Relevant Market (as defined below);

(B)	the failure of trading to commence, or permanent discontinuance of trading, in copper, or futures contracts or options related to copper, on the Relevant Market;

(C)	the failure of the LME (as defined above) to calculate or publish the official reference price of copper for that day (or the information necessary for determining the official reference price); or

(D)	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B)	a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LME in the Relevant Market under ordinary circumstances.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Relevant Market

“Relevant Market” means the market in London on which members of the LME, or any successor thereto, quote prices for the buying and selling of copper, or if such market is no longer the principal trading market for copper or options or futures contracts for copper, such other exchange or principal trading market for copper as determined in good faith by the calculation agent which serves as the source of prices for copper, and any principal exchanges where options or futures contracts on copper are traded.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors – General Risks Relating to LIRNs” beginning on page S-10 of product supplement LIRN-2 and “Use of Proceeds” beginning on page S-21 of product supplement LIRN-2.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

The Copper Spot Price

The “Copper Spot Price” is the second ring official reference price for copper Grade A contracts traded on the LME, as determined at approximately 12:35 p.m. London time. The Copper Spot Price is a benchmark price for copper used in markets where copper is sold by a cash seller and settled in U.S. dollars. Copper Grade A is the LME’s second largest traded contract. The copper Grade A futures contract began trading on the LME in June 1986. The Copper Spot Price is published by Bloomberg under the symbol LOCADY.

The Copper Spot Price represents the cash seller and settlement price for copper Grade A on the LME, expressed in U.S. dollars per metric ton, as determined by the LME.

The LME is an exchange-traded market based in London. Members of the LME typically trade with each other and with their clients on a principal-to-principal basis. The LME is not a cash cleared market, and trading is cleared and guaranteed by a system run by the London Clearing House, which acts as a central counterparty to trades executed between clearing members.

An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in copper or in any copper transaction traded on the LME.

The notes are not sponsored, endorsed, sold, or promoted by the LME. The LME takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the accompanying product supplement, the accompanying prospectus supplement, or the prospectus. In addition, the LME is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the amount payable at maturity. The LME has no obligation in connection with the administration, marketing, or trading of the notes.

The following graph sets forth the monthly historical performance of the Copper Spot Price in the period from January 2006 through October 2011. This historical data on the Copper Spot Price is not necessarily indicative of the future performance of the Copper Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Copper Spot Price during any period set forth below is not an indication that the Copper Spot Price is more or less likely to increase or decrease at any time over the term of the notes. On November 18, 2011, the Copper Spot Price was $7,582.50.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Copper Spot Price. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Copper Spot Price and financial markets generally exhibiting greater volatility than in earlier periods.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as single financial contracts linked to the Copper Spot Price that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity an amount in cash linked to the performance of the Copper Spot Price.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

Material U.S. Federal Income Tax Considerations

Set forth below is a summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts linked to the Copper Spot Price that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive at maturity an amount in cash linked to the performance of the Copper Spot Price. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute single financial contracts linked to the Copper Spot Price for U.S. federal income tax purposes. If the notes do not constitute single financial contracts, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the notes are properly characterized and treated as single financial contracts linked to the Copper Spot Price for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined on page S-36 of product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to the Copper Spot Price due March , 2013

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.

Capped Leveraged Index Return Notes®	TS-11